ENDEAVOUR SILVER CORP.

STOCK OPTION PLAN
(as amended and restated to include amendments up to and including
Amendment No. 4 to the Plan effective March 5, 2018)

1.           Purpose

1.01      The purpose of the Incentive Stock Option Plan (the “Plan”) is to promote the profitability and growth of ENDEAVOUR SILVER CORP. (the “Company”) or a subsidiary thereof by facilitating the efforts of the Company and its subsidiaries to obtain and retain key individuals. The Plan provides an incentive for and encourages ownership of the Company's shares by its key individuals so that they may increase their stake in the Company and benefit from increases in the value of the Company's shares.

1.02      The term “subsidiaries” for the purpose of the Plan will include Endeavour Gold Corporation S.A. de C.V., Minera Plata Adelante, S.A. de C.V., and Refinadora Plata Guanacevi, S.A. de C.V., which definition may be varied by the Committee to conform with the changing interests of the Company.

2.           Administration

2.01      The Plan will be administered by a committee (the “Committee”) of the Company's Board of Directors (the “Board”).

2.02      The Committee will be authorized, subject to the provisions of the Plan, to adopt such rules and regulations as it deems consistent with the Plan's provisions and, in its sole discretion, to designate options (“Options”) to purchase shares of the Company pursuant to the Plan. The Committee may authorize one or more individuals of the Company to execute, deliver and receive documents on behalf of the Committee.

3.           Eligibility

3.01      Each person (an “Optionee”) who is a “Consultant”, a “Director”, an “Employee” or a “Executive Officer” in relation to the Company (as those terms are defined in National Instrument 45-106 or as may be acceptable pursuant to the policies of the Toronto Stock Exchange (the “TSE”)) is eligible to be granted one or more Options.

3.02      The Company represents that it will only grant Options to Optionees who are bona fide Directors, Employees, Consultants or Executive Officers, as the case may be.

3.03      Nothing in the Plan or in any Option shall confer any right on any individual to continue in the employ of or association with the Company or its subsidiaries or will interfere in any way with the right of the Company or subsidiaries to terminate at any time the employment of a person who is an Optionee.

3.04      The Committee may from time to time at its discretion, subject to the provisions of the Plan, determine those eligible individuals to whom Options will be granted, the number of Shares subject to such Options, the dates on which such Options are to be granted and the term of such Options.

3.05     The Committee may, at its discretion, with respect to any Option, impose additional terms and conditions which are more restrictive on the Optionee than those provided for in the Plan.

4.         General Provisions

4.01      The shares to be optioned under the Plan will be authorized but unissued Common Shares without par value (“Shares”) of the Company.

4.02      The maximum number of Shares issuable pursuant to the exercise of outstanding Options granted or otherwise subject to the Plan shall be 7% of the issued and outstanding Shares at any time and from time to time.

4.03      Shares subject to but not issued or delivered under an Option which expires or terminates shall again be available for option under the Plan.

4.04      The number of Shares under option to any one individual in any 12-month period shall not exceed 5% of the issued and outstanding common share capital of the Company, as calculated on the date that the Option is granted (subject to s.12).

4.05      Each Option will be evidenced by:

(a)

a written agreement between, and executed by, the Company and the individual containing terms and conditions established by the Committee with respect to such Option and which will be consistent with the provisions of the Plan; or

(b)	a certificate executed by the Company and delivered to the Optionee setting out the material terms of the Option, with a copy of this Plan attached thereto.

4.06       An Option may not be assigned or transferred. During the lifetime of an Optionee, the Option may be exercised only by the Optionee.

4.07      The Plan will limit the number of Shares that may be the subject of Options granted to Directors who are not employees or executive officers of the Company (collectively, “Non-Employee Directors”) so that such number of Shares, when combined with all of the Company’s other securities compensation arrangements currently outstanding for the benefit of Non-Employee Directors, will not exceed 1% of the outstanding number of Shares at any time and from time to time, provided that Shares issuable under Options and any other outstanding securities compensation arrangements which have been granted to:

(a)        any Director who was a not a Non-Employee Director at the time of grant of Options but who subsequently became a Non-Employee Director; and

(b)        any Director who was a Non-Employee Director at the time of grant of Options but subsequently becomes not a Non-Employee Director shall, in either such case, be excluded from the said calculation of 1% of the outstanding number of Shares at any time and from time to time issuable under the Plan.

4.08      The Plan will limit the aggregate annual value of Options that may be granted to each Non-Employee Director under the Plan and any other security-based compensation arrangements established or maintained by the Company so that such value does not exceed Cdn.$100,000 per Non-Employee Director per financial year of the Company. The value of each Option shall be determined by the valuation method used by the Company, as disclosed in the Company’s last publicly filed financial statements before the grant of the Option.

5.         Term of Option

5.01      The maximum term of any Option will be 10 years.

5.02      An Option granted to a person who is a Director, Employee, Consultant or Executive Officer shall normally terminate no longer than 30 days after such person ceases to be in at least one of those categories. However, the Committee may also set termination periods as they deem appropriate, subject to all applicable laws and stock TSE policies. Any Option or portions of Options of terminated individuals not so exercised will terminate and will again be available for future Options under the Plan. A change of employment will not be considered a termination so long as the Optionee continues to be employed by the Company or its subsidiaries.

5.03      The Company shall be under no obligation to give an Optionee notice of termination of an Option.

5.04      A change of employment or ceasing to be a Director or Executive Officer shall not be considered a termination so long as the Optionee continues to be a Consultant or employed by or appointed as a Director or Executive Officer of the Company or its subsidiaries, if any.

6.           Option Price

6.01      The price per Share at which Shares may be purchased upon the exercise of an Option (the “Option Price”) will not be lower than the last closing price of the Shares on the TSE (“Market Price”) before the date of granting of the Option.

6.02      The Option Price must be paid in full at the time of exercise of the Option and no Shares will be issued and delivered until full payment is made.

6.03      An Optionee will not be deemed the holder of any Shares subject to his Option until the Shares are delivered to him.

7.         Share Appreciation Right

7.01      A participant may, as allowed under TSE Policies, if determined by the Board, have the right (the “Right”), when entitled to exercise an Option, to terminate such Option in whole or in part by notice in writing to the Company and in lieu of receiving Shares pursuant to the exercise of the Option, shall receive instead and at no cost to the participant that number of Shares, disregarding fractions, which, when multiplied by the Market Price on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Shares subject to the Option times the difference between the Market Price on the day immediately prior to the exercise of the Right and the Option exercise price. No such share appreciation rights will exist, however, until the Board formally approves the activation of this Right.

8.         Death

8.01      Notwithstanding any other provision of this Plan, if any Optionee shall die holding an Option which has not been fully exercised, his personal representative, heirs or legatees may, at any time within 60 days of grant of probate of the will, or letters of administration of the estate of the decedent, or within one year after the date of such death, whichever is the lesser time (notwithstanding the normal expiry date of the Option) exercise the Option with respect to the unexercised balance of the Shares subject to the Option.

9.           Changes in Shares

9.01       In the event the authorized common share capital of the Company as constituted on the date that this Plan comes into effect is consolidated into a lesser number of Shares or subdivided into a greater number of Shares, the number of Shares for which Options are outstanding will be decreased or increased proportionately as the case may be and the Option Price will be adjusted accordingly and the Optionees will have the benefit of any stock dividend declared during the period within which the said Optionee held his Option. Should the Company amalgamate or merge with any other company or companies (the right to do so being hereby expressly reserved) whether by way of arrangement, sale of assets and undertakings or otherwise, then and in each such case the number of shares of the resulting corporation to which an Option relates will be determined as if the Option had been fully exercised prior to the effective date of the amalgamation or merger and the Option Price will be correspondingly increased or decreased, as applicable.

10.         Cancellation of Options

10.01     The Committee may, with the consent of the Optionee, cancel an existing Option, in accordance with the policies of the TSE.

11.         Amendment or Discontinuance

11.01     The Board may alter, suspend or discontinue the Plan at any time without shareholder approval if and when it is advisable in the absolute discretion of the Board, but may not, without the approval of the shareholders of the Company, make any alteration which would:

(a)	increase the aggregate number of Shares subject to Option under the Plan except as provided in Section 9; or

(b)

decrease the Option Price for insiders except as provided in Section 12. Notwithstanding the foregoing, the terms of an existing Option may not be altered, suspended or discontinued without the consent in writing of the Optionee.

12.         Shareholder Approval Requirements

12.01     The approval of the disinterested shareholders of the Company must be obtained before the number of Shares under option to Insiders (as defined under TSE policies) and issued to Insiders under any other security based compensation arrangements of the Company within any 12-month period may exceed 10% of the outstanding common share capital of the Company.

12.02     The approval of the disinterested shareholders of the Company must be obtained before the number of Shares reserved for issuance pursuant to Options granted to Insiders and issuable to Insiders under any other security based compensation arrangements of the Company may exceed, at any one time, 10% of the outstanding common share capital of the Company.

12.03     The approval of the disinterested shareholders of the Company must be obtained for the reduction in the exercise price per share of options previously granted to Insiders.

12.04     The approval of the disinterested shareholders of the Company must be obtained before the number of Shares under Option at any specific time to any one Optionee may exceed 5% of the issued and outstanding common share capital of the Company (determined at the date the option was granted) in any 12 month period.

12.05     The approval of the shareholders of the Company must be obtained for any of the following amendments to be made to the Plan or to any Option subject to the Plan:

(a)	reducing the Option Price for an Option granted under the Plan or cancelling and re-granting an Option or other entitlements of Optionees (whether or not the Optionee is an Insider of the Company);

(b)	extending the term of an Option beyond the original expiry date of the Option (whether or not the Optionee is an Insider of the Company);

(c)	permitting Options granted under the Plan to be transferable or assignable other than for normal estate settlement purposes;

(d)	amending section 11 of the Plan (the Plan’s amendment provision); and

(e)	amending the Plan to either remove or restrict provisions relating to Non-Employee Director participation in the Plan.

13.         Interpretation

13.01     The Plan will be construed according to the laws of the Province of British Columbia.

14.         Liability

14.01     No member of the Committee or any director, officer or employee of the Company will be personally liable for any act taken or omitted in good faith in connection with the Plan.

15.         Vesting

15.01     The Committee may determine a periodic vesting schedule as it determines.

16.         Takeover Offer

16.01     If a bona fide offer (an “Offer”) for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning given to “control person” in the Securities Act (British Columbia), the Company will, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Shares subject to such Option will become vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise, pursuant to the Offer. Any such exercise of the Option shall be deemed to occur immediately before the later of the completion of the Offer and the payment of Shares taken up by the offeror under the Offer, as applicable. For greater certainty, however, if, for any reason:

(a)	the Offer is not completed within the time specified therein; or

(b)	all of the Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Shares received upon such exercise or, in the case of Section 16.01(b) hereof, the Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Shares, the Option will be reinstated as if it had not been exercised and the terms upon which such Shares were to become vested pursuant to this Section will be reinstated. If any Shares are returned to the Company under this Section 16, the Company will immediately refund the exercise price to the Optionee for such Shares.

17.         Acceleration of Expiry Date

17.01     If an Offer is made by an offeror at any time when an Option granted under the Plan remains unexercised, in whole or in part, the Directors may, upon notifying each Optionee of full particulars of the Offer, declare all Shares issuable upon the exercise of Options granted under the Plan to be vested and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan be accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer.

18.         Effect of a Change of Control

18.01     If a Change of Control, as hereinafter defined, occurs, all Shares subject to each outstanding Option will become vested, whereupon such Option may be exercised in whole or in part by the Optionee only if the Plan is not continued by the successor entity. If the Plan is continued, then accelerated vesting of Options will only occur if the participant is “terminated without cause” within6 months from the date of the Change of Control.

18.02     “Change of Control” means the acquisition by any person, or by any person and a Joint Actor, whether directly or indirectly, of voting securities as defined in the Securities Act (British Columbia) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than 50% of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company. “Joint Actor” means a person acting “jointly or in concert with” another person as that phrase is interpreted under Section 1.9 of Multilateral Instrument 62-104—Take-Over Bids and Issuer Bids adopted by the British Columbia Securities Commission.

19.         TSE Policy Applies

The Plan and the granting and exercise of any Options hereunder are also subject to such other terms and conditions as are set out from time to time in the Policies of the TSE and any securities commission having authority, and the Policies of the TSE will be deemed to be incorporated into and become a part of the Plan. In the event of an inconsistency between the provisions of the Policies of the TSE and of the Plan, the provisions of the Policies of the TSE will govern.

20.         Cancellation and Re-granting of Options

The Committee may, with the consent of the Optionee, cancel an existing Option, and re-grant the Option at an Option Price determined in the same manner as provided in Section 6 hereof, subject to the prior approval of the TSE.

21.         Retirement

21.01    Notwithstanding any other provision of the Plan, if any Optionee shall retire, or terminate his employment with the consent of the Board under circumstances equating retirement, while holding an Option which has not been fully exercised, such Optionee may exercise the Option at any time during the unexpired term of the Option.